EXHIBIT 99.1

eFuture Announces Unaudited Third Quarter 2016 Financial Results

BEIJING, Oct. 24, 2016 (GLOBE NEWSWIRE) -- eFuture Holding Inc. (Nasdaq:EFUT) (the “Company” or “eFuture”), a leading software and solution provider and a mobile business enabler to China's retail and consumer goods industries, today announced its unaudited financial results for the third quarter ended September 30, 2016.

Third Quarter 2016 Financial and Operational Highlights

  Third quarter total revenue decreased 9% year-over-year to RMB33.0 million (US$4.9 million).
  Gross profit decreased 17% year-over-year to RMB13.7 million (US$2.0 million).
  Adjusted EBITDA was negative RMB0.7 million (US$0.1 million), compared to negative RMB0.08 million in the third quarter 2015.
  Operating loss was RMB5.2 million (US$0.8 million), compared to an operating loss of RMB3.7 million in the third quarter 2015.
  Net loss was RMB7.6 million (US$1.1 million), compared to a net loss of RMB3.9 million in the third quarter 2015.
  Backlog as of September 30, 2016 decreased 16% year-over-year to RMB166.7 million (US$25.0 million).

Mr. David Ren, CEO, commented, "By leveraging our leading position in China’s retail software solution and services industries, we focus on optimizing our software business, and enhancing our partnerships with leading global software vendors. Thanks to the support of our loyal clients, we are confident in delivering best practices to China’s retail industry through our omni-channel payment and cloud service businesses."

“Despite the reduction of new physical stores opening in China, we have acquired consistently increasing revenue steams through our innovative omni-channel solutions. As recurring maintenance service fee revenue continued to increase, we optimized our business mode in a healthy and sustainable manner in 2016,” Ms. Ping Yu, CFO, added.

THIRD QUARTER 2016 FINANCIAL RESULTS

Revenue

Total revenue for the third quarter 2016 decreased 9% to RMB33.0 million (US$4.9 million) from RMB36.1 million in the third quarter 2015.

Revenue Breakdown

	3Q15	3Q16
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Software revenue	13,337	7,619	1,142	-43%
Hardware revenue	605	1,849	277	205%
Service fee revenue	22,208	23,538	3,530	6%
Total	36,150	33,006	4,949	-9%

Software revenue for the third quarter 2016 decreased 43% year-over-year to RMB7.6 million (US$1.1 million) from RMB13.3 million in the third quarter 2015. The decrease was primarily attributable to the continued reduction of new physical retail stores caused by current macro economic conditions.

Hardware revenue in the third quarter 2016 increased 205% year-over-year to RMB1.8 million (US$0.3 million) from RMB0.6 million in the third quarter 2015. The increase was primarily attributable to the completion of a one-off project in the logistics industry in the third quarter 2016.

Service fee revenue for the third quarter 2016 increased 6% year-over-year to RMB23.5 million (US$3.5 million) from RMB22.2 million in the third quarter 2015. The increase was primarily attributable to higher recurring maintenance service fee revenue in the third quarter 2016.

Cost of Revenue

Cost of revenue for the third quarter 2016 decreased 2% to RMB19.3 million (US$2.9 million) from RMB19.8 million in the third quarter 2015. The decrease in cost of revenue was in line with the decrease in total revenue.

Cost of Revenue Breakdown

	3Q15	3Q16
	RMB ‘000	RMB ‘000	USD ‘000	Y-o-Y Change
Cost of software revenue	2,895	600	90	-79%
Cost of hardware revenue	301	1,735	260	477%
Cost of service fee revenue	13,762	14,278	2,142	4%
Amortization of software costs	2,799	2,729	409	-3%
Total	19,757	19,342	2,901	-2%

Gross Profit and Gross Margin

Gross profit decreased by 17% year-over-year to RMB13.7 million (US$2.0 million) from RMB16.4 million in the third quarter 2015, and consolidated gross margin for the third quarter 2016 was 41%, compared to 45% for the third quarter 2015. The decrease was primarily due to decreases in the proportion of higher margin software revenue and increases in the proportion of lower margin hardware revenue in the third quarter 2016.

Operating Expenses

Research and development (“R&D”) expenses for the third quarter 2016 decreased 5% year-over-year to RMB2.7 million (US$0.4 million), or 8% of total revenue, compared with RMB2.8 million, or 8% of total revenue in the third quarter 2015 because of a modestly lower level of research and development.

General and administrative expenses (“G&A”) for the third quarter 2016 increased 9% year-over-year to RMB9.5 million (US$1.4 million), representing 29% of total revenue, compared with RMB8.7 million, or 24% of total revenue in the third quarter 2015. The increase in G&A expenses was primarily attributable to an increase of privatization related expenses in the third quarter 2016.

Selling and distribution (“S&D”) expenses for the third quarter 2016 decreased 22% year-over-year to RMB6.7 million (US$1.0 million), representing 20% of total revenue, compared with RMB8.6 million, or 24% of total revenue in the third quarter 2015. The decrease in S&D expenses was in line with the decrease in total revenue, especially software sales.

Operating Loss

Operating loss in the third quarter 2016 was RMB5.2 million (US$0.8 million), compared to operating loss of RMB3.7 million in the third quarter 2015.

Net Loss/Adjusted Net Loss and Loss Per Share/Adjusted Loss Per Share

Third quarter 2016 net loss was RMB7.6 million (US$1.1 million), compared with a net loss of RMB3.9 million in the third quarter 2015. Adjusted net loss for the third quarter 2016 was RMB4.0 million (US$0.6 million), compared with an adjusted net loss of RMB0.7 million in the third quarter 2015.

Basic and diluted loss per share in the third quarter 2016 was RMB1.41 (US$0.21), compared to basic and diluted loss per share of RMB0.81 in the third quarter 2015. Adjusted diluted loss per share was RMB0.75 (US$0.11), compared to adjusted diluted loss per share of RMB0.15 in the third quarter 2015.

EBITDA

Adjusted EBITDA for the third quarter 2016 was negative RMB0.7 million (US$0.1 million), compared to negative RMB0.08 million in the third quarter 2015.

Balance Sheet and Cash Flow

As of September 30, 2016, cash and cash equivalents were RMB35.2 million (US$5.3 million), a decrease of RMB61.5 million from RMB96.7 million as of December 31, 2015, The decrease was primarily attributable to the payment of annual bonuses, taxes and proceeds from the exercise of stock options and restricted shares by employees.

Total accounts receivable as of September 30, 2016 decreased 31% to RMB37.5 million (US$5.6 million) from RMB54.7 million as of December 31, 2015.  We made good progress in strengthening the management of accounts receivable.

Inventory and work in process as of September 30, 2016 increased 182% to RMB43.3 million (US$6.5 million) from RMB15.4 million as of December 31, 2015. The increase was primarily attributable to a significant number of on-going projects which had not reached the stage of revenue recognition.

For the quarter ended September 30, 2016, net cash used in operating activities was RMB2.5 million (US$0.4 million). Net cash provided by investing activities was RMB0.2 million (US$0.03 million). Net cash provided by financing activities was RMB0.7 million (US$0.1 million).

FOURTH QUARTER 2016 GUIDANCE

eFuture expects total revenue for the fourth quarter 2016 to be in the range of RMB93 million (US$13.9 million) to RMB100 million (US$15.0 million). Adjusted EBITDA for the fourth quarter 2016 is expected to be in the range of RMB15 million (US$2.2 million) to RMB19 million (US$2.8 million).

TAX INSPECTION

As previously disclosed, the Beijing tax authority conducted a tax inspection on our wholly owned subsidiary, eFuture (Beijing) Royalstone Information Technology Inc. ("eFuture Beijing") for the period from 2004 to 2014 and took the position that eFuture Beijing failed, under local tax regulations, to recognize income and, therefore timely make the required tax payments, due to the timing difference between financial reporting and tax reporting regarding the realization of income from revenue and advance payments from customers.  We received the decision from the Beijing tax authority on September 28, 2016, pursuant to which eFuture Beijing is required to pay what the tax authority deems to be the unpaid tax of RMB3,692,056.19 (approximately US$553,656) for the period between January 1, 2012 to December 31, 2014 and the late payment fee of RMB1,398,017.60 (approximately US$209,645). Since our previously filed U.S. financial statements have provided provisions for the unpaid taxes, our auditors have concluded that a restatement of financial statements is not required. We paid the unpaid tax and the late fee to Beijing tax authority on September 29, 2016. eFuture Beijing has taken several corrective measures, including personnel changes and staff training regarding Chinese tax law compliance, so that such taxes will be paid in a timely manner in the future.

CURRENCY CONVENIENCE TRANSLATION

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.6685 to US$1.00, the noon buying rate for US dollars in effect on September 30, 2016 for cable transfers of RMB per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement eFuture’s unaudited consolidated financial results presented in accordance with U.S. GAAP, eFuture uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission: (i) adjusted EBITDA excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and depreciation; (ii) adjusted net income excluding amortization of acquired software technology, amortization of intangibles, impairment of intangible assets, share-based compensation expenses and accretion on convertible notes; and (iii) adjusted basic and diluted earnings per share excluding amortization of acquired software technology, amortization of intangibles, share-based compensation expenses and accretion on convertible notes.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

eFuture believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding expenses that may not be indicative of its operating performance from a cash perspective or be indicative of its operating performance. eFuture believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to eFuture’s historical performance and liquidity. eFuture computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. The accompanying paragraphs have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

eFuture’s management also believes that EBITDA, defined as earnings before interest, income tax expense, depreciation and amortization is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions and income taxes. In addition, eFuture’s management believes that EBITDA is widely used by other companies in the software industry and may be used by investors as a measure of its financial performance. Given the significant investments that eFuture has made in property, equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. eFuture’s management believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains eFuture considers to be outside the ordinary course of its business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Further, share-based compensation expenses have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of eFuture’s financial results. The term EBITDA or adjusted EBITDA is not defined under U.S. GAAP, and EBITDA or adjusted EBITDA is not a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing eFuture’s operating and financial performance, you should not consider this data in isolation or as a substitute for its net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA and adjusted EBITDA may not be comparable to EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA in the same manner as eFuture does.

STATEMENT REGARDING UNAUDITED FINANCIAL INFORMATION

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

ABOUT EFUTURE INFORMATION TECHNOLOGY INC.

eFuture Information Technology Inc. (Nasdaq:EFUT) is a leading software and solution provider and a mobile business enabler to China's rapidly growing retail and consumer goods industries. eFuture's clients include over 1,000 active retailers with more than 50,000 physical stores across China, of which approximately 45% were ranked among the top 100 chain retailers during 2015. For more information about eFuture, please visit http://www.e-future.com.cn.

SAFE HARBOR

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. eFuture may also make written or oral forward-looking statements in periodic reports to the Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to second parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: eFuture’s anticipated growth strategies; eFuture’s future business development, results of operations and financial condition; expected changes in the Company’s revenue and certain cost or expense items; eFuture’s ability to attract clients and leverage its brand; trends and competition in the software industry; the Company’s ability to control expenses and maintain profit margins; the Company’s ability to hire, train and retain qualified managerial and other employees; the Company’s ability to develop new software and pilot new business models at desirable locations in a timely and cost-effective manner; the performance of third parties under contracts with the Company; the expected growth of the Chinese economy software market in retail and consumer goods industries; and Chinese governmental policies relating to private managers and operators of software and applicable tax rates.

Further information regarding these and other risks will be included in eFuture’s annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date hereof, and the Company undertakes no duty to update such information or any other forward-looking information, except as required under applicable law.

– FINANCIAL TABLES TO FOLLOW –

EFUTURE HOLDING INC.		Exchange rate	6.6685
CONDENSED CONSOLIDATED BALANCE SHEETS

	Chinese Yuan (Renminbi)		U.S. Dollars
	December 31,	September 30,	September 30,
	2015	2016	2016
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	96,654,067	35,184,393	5,276,208
Term deposit	10,000,000	5,000,000	749,794
Trade receivables, net of allowance for doubtful accounts of ¥9,497,995 and ¥11,924,604($1,788,199), respectively	54,665,671	37,517,251	5,626,040
Refundable value added tax	2,179,123	2,907,953	436,073
Advances to employees	697,006	747,928	112,158
Other receivables	3,115,018	7,084,092	1,062,322
Prepaid expenses	1,275,727	1,747,829	262,102
Inventory and work in process, net of inventory provision of ¥4,240,846 and ¥4,557,315($683,409), respectively	15,370,905	43,306,640	6,494,210
Deferred tax assets, current portion	6,862,407	8,199,737	1,229,622
Total current assets	190,819,924	141,695,823	21,248,529
Non-current assets
Long-term investments, net of impairment of ¥240,000 and ¥240,000($35,990), respectively	-	-	-
Property and equipment, net of accumulated depreciation of ¥8,197,906 and ¥10,067,133($1,509,655), respectively	3,473,877	2,056,292	308,359
Intangible assets, net of accumulated amortization of ¥88,606,442 and ¥97,140,688($14,567,097), respectively	36,247,511	29,760,669	4,462,873
Goodwill	80,625,667	80,625,667	12,090,525
Deferred tax assets	998,139	995,368	149,265
Total non-current assets	121,345,194	113,437,996	17,011,022
Total assets	312,165,118	255,133,819	38,259,551

LIABILITIES AND EQUITY
Current liabilities
Short-term loans	7,307,997	5,000,000	749,794
Trade payables	16,733,672	14,401,540	2,159,637
Other payables	37,778,286	13,651,385	2,047,145
Accrued expenses	24,860,304	7,844,110	1,176,293
Taxes payable	18,008,279	(609,390)	(91,383)
Deferred revenue	40,784,536	67,489,980	10,120,714
Total current liabilities	145,473,074	107,777,625	16,162,200

Equity
Ordinary shares $0.0756 U.S. dollars par value; 6,613,756 shares, authorized; 5,218,615 shares and 5,263,465 shares issued and outstanding, respectively	2,934,894	2,957,744	443,540
Additional paid-in capital	262,553,349	268,161,818	40,213,214
Statutory reserves	9,114,319	9,114,319	1,366,772
Accumulated deficits	(107,910,518)	(132,877,687)	(19,926,175)
Total equity	166,692,044	147,356,194	22,097,351
Total liabilities and equity	312,165,118	255,133,819	38,259,551

EFUTURE HOLDING INC.			Exchange rate	6.6685
CONDENSED CONSOLIDATED INCOME STATEMENTS

	Nine months ended				Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars		Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,		September 30,	September 30,	September 30,
	2015	2016	2016	Y-o-Y Change	2015	2016	2016	Y-o-Y Change
	(Unaudited)	(Unaudited)	(Unaudited)%		(Unaudited)	(Unaudited)	(Unaudited)%
Revenues
Software revenue	31,743,786	21,140,169	3,170,154	-33%	13,336,840	7,619,066	1,142,546	-43%
Hardware revenue	6,231,569	3,078,958	461,717	-51%	605,285	1,848,524	277,202	205%
Service fee revenue	54,579,794	56,427,586	8,461,811	3%	22,207,540	23,537,962	3,529,724	6%
Total revenues	92,555,149	80,646,713	12,093,682	-13%	36,149,665	33,005,552	4,949,472	-9%

Cost of revenues
Cost of software revenue	7,144,706	2,121,952	318,205	-70%	2,894,822	600,280	90,017	-79%
Cost of hardware revenue	5,325,887	2,747,387	411,995	-48%	300,869	1,735,133	260,198	477%
Cost of service fee revenue	36,687,609	38,233,163	5,733,398	4%	13,762,134	14,278,479	2,141,184	4%
Amortization of software costs	5,544,788	8,534,247	1,279,785	54%	2,798,826	2,728,412	409,149	-3%
Total cost of revenues	54,702,990	51,636,749	7,743,383	-6%	19,756,651	19,342,304	2,900,548	-2%

Gross profit	37,852,159	29,009,964	4,350,299	-23%	16,393,014	13,663,248	2,048,924	-17%

Operating expenses
Research and development expenses	4,681,306	4,160,188	623,857	-11%	2,800,766	2,661,558	399,124	-5%
General and administrative expenses	23,071,164	28,950,478	4,341,378	25%	8,718,122	9,533,670	1,429,657	9%
Selling and distribution expenses	24,901,876	21,518,279	3,226,854	-14%	8,606,659	6,713,465	1,006,743	-22%
Total operating expenses	52,654,346	54,628,945	8,192,089	4%	20,125,547	18,908,693	2,835,524	-6%

Loss from operations	(14,802,187)	(25,618,981)	(3,841,790)		(3,732,533)	(5,245,445)	(786,600)

Other income (expenses)
Interest income	237,051	273,840	41,065		54,850	42,589	6,387
Interest expenses	(708,758)	(227,407)	(34,102)		(222,530)	(66,700)	(10,002)
Other income (expenses)	302,154	(898,712)	(134,770)		293,351	(982,189)	(147,289)
Foreign currency exchange gain	130,743	169,532	25,423		189,786	117,830	17,670
Loss before income tax	(14,840,997)	(26,301,728)	(3,944,174)		(3,417,076)	(6,133,915)	(919,834)
Less: Income tax expense	370,124	(1,334,559)	(200,129)		478,126	1,424,510	213,618
Net Loss	(15,211,121)	(24,967,169)	(3,744,045)		(3,895,202)	(7,558,425)	(1,133,452)
Loss per share
Basic	(3.36)	(4.66)	(0.70)		(0.81)	(1.41)	(0.21)
Diluted	(3.36)	(4.66)	(0.70)		(0.81)	(1.41)	(0.21)
Basic weighted average shares outstanding	4,527,425	5,359,545	5,359,545		4,835,636	5,361,007	5,361,007
Fully diluted weighted average shares outstanding	4,594,382	5,617,403	5,617,403		4,925,815	5,543,976	5,543,976

EFUTURE HOLDING INC.		Exchange rate	6.6685
NON-GAAP MEASURES OF PERFORMANCE

	Nine months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2015	2016	2016	2015	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA

Operating Loss(GAAP basis)	(14,802,187)	(25,618,981)	(3,841,790)	(3,732,533)	(5,245,445)	(786,600)

Adjustments for non-GAAP measures of performance:
Add back amortization of intangibles	5,544,788	8,534,247	1,279,785	2,798,826	2,728,412	409,149
Add back share-based compensation expenses	1,637,076	4,525,711	678,670	369,582	783,432	117,482
Adjusted non-GAAP operating loss	(7,620,323)	(12,559,023)	(1,883,335)	(564,125)	(1,733,601)	(259,969)
Add back depreciation	1,347,691	1,929,683	289,373	486,493	985,222	147,743

Adjusted EBITDA (Loss before interest, taxes, depreciation and amortization)	(6,272,632)	(10,629,340)	(1,593,962)	(77,632)	(748,379)	(112,226)

NON-GAAP OPERATING LOSS AND ADJUSTED EBITDA, as a percentage of revenue

Operating loss (GAAP BASIS)	-16%	-32%	-32%	-17%	-16%	-16%

Adjustments for non-GAAP measures of performance:
Amortization of intangibles	6%	11%	11%	5%	8%	8%
Share-based compensation expenses	2%	6%	6%	2%	2%	2%
Adjusted non-GAAP operating loss	-8%	-16%	-16%	-10%	-5%	-5%
Depreciation	1%	2%	2%	1%	3%	3%

Adjusted EBITDA (Loss before interest, taxes, depreciation and amortization)	-7%	-13%	-13%	-8%	-2%	-2%

NON-GAAP LOSS PER SHARE
Net loss	(15,211,121)	(24,967,169)	(3,744,045)	(3,895,202)	(7,558,425)	(1,133,452)
Amortization of intangibles	5,544,788	8,534,247	1,279,785	2,798,826	2,728,412	409,149
Share-based compensation expenses	1,637,076	4,525,711	678,670	369,582	783,432	117,482
Adjusted net loss	(8,029,257)	(11,907,211)	(1,785,590)	(726,794)	(4,046,581)	(606,821)

Adjusted non-GAAP diluted loss per share	(1.77)	(2.22)	(0.33)	(0.15)	(0.75)	(0.11)
Shares used to compute non-GAAP diluted loss per share	4,527,425	5,359,545	5,359,545	4,835,636	5,361,007	5,361,007

EFUTURE HOLDING INC.		Exchange rate	6.6685
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended			Three months ended
	Chinese Yuan (Renminbi)		U.S. Dollars	Chinese Yuan (Renminbi)		U.S. Dollars
	September 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2015	2016	2016	2015	2016	2016
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(15,211,121)	(24,967,169)	(3,744,045)	(3,895,202)	(7,558,425)	(1,133,452)
Adjustments to reconcile net loss to net cash flows used in operating activities:
Depreciation of property and equipment	1,347,691	1,929,683	289,373	486,493	985,222	147,743
Amortization of intangible assets	5,544,788	8,534,247	1,279,785	2,798,826	2,728,412	409,149
Loss on disposal of property and equipment	8,124	105,328	15,795	7,885	105,331	15,795
Allowance for doubtful accounts	3,035,808	(1,088,845)	(163,282)	1,377,155	(3,878,137)	(581,561)
Provision for loss in inventory and work in process	(2,393,289)	316,469	47,457	(1,070,152)	(171,750)	(25,755)
Compensation expenses	1,637,076	4,525,711	678,670	369,582	783,432	117,482
Deferred income taxes	(29,876)	(1,334,559)	(200,129)	478,127	1,424,510	213,618
Foreign exchange loss	(130,743)	(169,532)	(25,423)	(189,786)	(117,830)	(17,670)
Other noncash expense	3,042,653	-	-	3,042,653	-	-
Changes in assets and liabilities:
Trade receivables	2,364,987	18,237,265	2,734,838	(12,211)	7,321,623	1,097,942
Refundable value added tax	3,587,113	(728,830)	(109,294)	(645,016)	(1,488,246)	(223,176)
Advances to employees	120,897	(50,922)	(7,636)	200,570	(209,009)	(31,343)
Advances to suppliers	-	-	-	350,434	-	-
Other receivables	609,013	(3,969,074)	(595,197)	780,106	(3,320,331)	(497,913)
Prepaid expenses	(24,819)	(472,102)	(70,796)	802,797	668,006	100,173
Inventory and work in process	(27,288,122)	(28,252,204)	(4,236,667)	(6,877,439)	(8,456,006)	(1,268,052)
Trade payables	(674,108)	(2,332,132)	(349,724)	(1,345,174)	1,631,435	244,648
Other payables	(4,381,488)	(24,126,901)	(3,618,040)	676,724	91,149	13,669
Accrued expenses	(16,835,656)	(17,016,194)	(2,551,727)	(3,333,005)	(1,164,203)	(174,582)
Taxes payable	(7,102,555)	(18,515,167)	(2,776,512)	(1,369,183)	(2,422,844)	(363,327)
Deferred revenue	26,764,691	26,705,444	4,004,715	17,678,739	10,535,195	1,579,846
Net cash provided by (used in) operating activities	(26,008,936)	(62,669,484)	(9,397,839)	10,312,923	(2,512,466)	(376,766)

Cash flows from investing activities:
Purchases of property and equipment	(2,099,897)	(621,838)	(93,250)	(761,610)	196,612	29,484
Payments for intangible assets	(7,438,759)	(2,047,404)	(307,026)	(2,593,302)	200,860	30,121
Cash received from term deposit	-	5,000,000	749,794	-	-	-
Cash received from disposal of property and equipment	(206)	(98,091)	(14,710)	(256)	(196,860)	(29,521)
Net cash provided by (used in) investing activities	(9,538,862)	2,232,667	334,808	(3,355,168)	200,612	30,084

Cash flows from financing activities:
Proceeds from short-term loans	(692,003)	-	-	(3,000,000)	-	-
Repayment of short-term loans	-	(2,307,997)	(346,104)	-	-	-
Proceeds from exercise of options by employees	178,880	1,105,608	165,796	-	651,171	97,649
Issuance of ordinary shares	19,750,212	-	-	-	-	-
Net cash provided by (used in) financing activities	19,237,089	(1,202,389)	(180,308)	(3,000,000)	651,171	97,649

Effect of exchange rate changes on cash and cash equivalents	130,743	169,532	25,423	189,786	117,830	17,670

Net increase (decrease) in cash and cash equivalents	(16,179,966)	(61,469,674)	(9,217,916)	4,147,541	(1,542,853)	(231,364)

Cash and cash equivalents at beginning of period	64,558,916	96,654,067	14,494,124	44,231,409	36,727,246	5,507,572
Cash and cash equivalents at end of period	48,378,950	35,184,393	5,276,208	48,378,950	35,184,393	5,276,208

Supplemental cash flow information
Interest paid	690,008	233,133	34,960	228,380	66,700	10,002
Income tax paid	3,042,230	4,512,898	676,749	-	-	-

Investor Contact:
Troe Wen, Company Secretary
eFuture Information Technology Inc.
+86 10 50916128
ir@e-future.com.cn